# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barnes & Noble Education, Inc., CIK 0001634117
CUSIP: 06777U200
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 120 MOUNTAIN VIEW BOULEVARD, BASKING RIDGE, New Jersey (NJ), 07920
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000921895-24-002184
Filed by CIK 0001688522

## Reporting persons
- Philotimo Fund, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,150,736; sole dispositive power 0; shared dispositive power 1,150,736; aggregate amount beneficially owned 1,150,736 (3.8% of the class)
- Philotimo Focused Growth & Income Fund: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 600,428; sole dispositive power 0; shared dispositive power 600,428; aggregate amount beneficially owned 600,428 (2% of the class)
- Kanen Wealth Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 2,339,159; sole dispositive power 0; shared dispositive power 2,339,159; aggregate amount beneficially owned 2,339,159 (7.7% of the class)
- Kanen David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 85,376; shared voting power 2,339,159; sole dispositive power 85,376; shared dispositive power 2,339,159; aggregate amount beneficially owned 2,424,535 (8% of the class)

## Item 1. Issuer
Name of issuer: Barnes & Noble Education, Inc.
Address of issuer's principal executive offices: 120 Mountain View Blvd., Basking Ridge, New Jersey 07920

## Item 2. Person Filing
Name of person filing:
This statement is filed by Philotimo Fund LP, a Delaware limited partnership ("Philotimo"), Philotimo Focused Growth and Income Fund, a series of World Funds Trust and a Delaware statutory trust ("PHLOX"), Kanen Wealth Management, LLC, a Florida limited liability company ("KWM") and David L. Kanen. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

KWM is the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"). Mr. Kanen serves as the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares (as defined below) owned by Philotimo, PHLOX and the Managed Accounts while Mr. Kanen may be deemed to beneficially own the Shares owned by each of Philotimo, PHLOX, KWM and the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address of each of Philotimo, PHLOX, KWM and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.
Citizenship: Philotimo is organized under the laws of the State of Delaware. PHLOX is organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024:

(i) Philotimo beneficially owned 1,150,736 Shares;

(ii) PHLOX beneficially owned 600,428 Shares;

(iii) KWM beneficially owned 2,339,159 Shares (including 587,995 Shares held in the Managed Accounts); and

(iv) Mr. Kanen beneficially owned 2,424,535 Shares (including 587,995 Shares held in the Managed Accounts and 85,376 Shares directly owned by Mr. Kanen).
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 30,213,916 Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.

As of the close of business on December 31, 2024:

(i) Philotimo may be deemed to beneficially own approximately 3.8% of the outstanding Shares;

(ii) PHLOX may be deemed to beneficially own approximately 2.0% of the outstanding Shares;

(iii) KWM may be deemed to beneficially own approximately 7.7% of the outstanding Shares (approximately 2.0% of the outstanding Shares are held in the Managed Accounts); and

(iv) Mr. Kanen may be deemed to beneficially own approximately 8.0% of the outstanding Shares (approximately 2.0% of the outstanding Shares are held in the Managed Accounts).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on September 26, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (02/13/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment manager (02/13/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (02/13/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (02/13/2025)